UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2021

Commission File Number: 001-39937
ZIM Integrated Shipping Services Ltd.
(Exact Name of Registrant as Specified in Its Charter)
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

ZIM Integrated Shipping Services Ltd. (hereinafter, the “Company”) announces that it will hold a special general meeting of shareholders (the “Meeting”) on December 13, 2021 at 11:00 a.m. Israel time, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel.
The Company hereby furnishes the following documents hereto as Exhibits 99.1 and 99.2, respectively:
i.
Notice and Proxy Statement, each dated November 5, 2021, with respect to the Meeting, describing the proposal to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and other details related to the Meeting.

ii.
Proxy Card whereby holders of the Company’s ordinary shares may vote at the Meeting without attending in person.

The information in this Form 6-K (including Exhibits 99.1 and 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ZIM INTEGRATED SHIPPING SERVICES LTD.
By:	/s/ Noam Nativ
Noam Nativ
EVP General Counsel and Corporate Secretary
Date: November 5, 2021

EXHIBIT INDEX
EXHIBIT NO.	DESCRIPTION
99.1	Notice and Proxy Statement, each dated November 5, 2021, in connection with the Meeting
99.2	Proxy card for use in connection with the Meeting